September 21, 2010

VIA EDGAR & FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549
Mail Stop 4720
Attn: Scott Anderegg

RE:        Shades Holdings, Inc.
Registration Statement (Form S-1)
Filed July 16, 2010
File No. 333-168139

Dear Mr. Anderegg:

On behalf of Shades Holdings, Inc. (the “Company”), this letter responds to the comments you provided by letter dated August 12, 2010 regarding the Company’s Registration Statement on Form S-1.  Please be advised that, concurrent with this response, the Company filed Amendment No. 1 to its Registration Statement on Form S-1 (the “Registration Statement”), which incorporates, to the extent applicable, our responses set forth below.  A courtesy copy of the filing is enclosed herewith.

Your comments are set forth below in italics, and each comment is followed by our response.

General

1.
Your disclosure indicates that you are a development stage company engaged in the business of selling discounted sun glasses on the Internet; however, you disclose in note 9 to the financial statements on page F-13 that you have not achieved operational status to date.  We note that you have a limited operation history with only nominal revenues (approximately $418) since inception through March 31, 2010.  In view of the foregoing, it appears your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company.  Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or explain why Rule 419 does not apply.  Please also disclose whether you seek to engage in a merger, acquisition or business combination.

We respectfully submit that, although we are a start-up company with a limited operating history, we have a specific business plan and do not currently plan to engage in a merger, acquisition or other form of business combination with another entity; therefore, we do not believe we constitute a “blank check company,” as such term is defined in Rule 419 of the Securities Act of 1933 (the “Act”).

Rule 419 only applies to a company that is a “blank check company.”  17 C.F.R. § 230.419(a) (“The provision of this section shall apply to every registration statement filed under the Act relating to an offering by a blank check company.”).  As used in the Rule, a blank check company is a company that “(i) Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (ii) Is issuing ‘penny stock’ as defined in Rule 3a51-1 . . . .”  Id. at §230.419(2) (emphasis added).

Even though a company is a development stage company, it should not be deemed a “blank check company” subject to Rule 419 unless it does not have a specific business plan. As the SEC has previously clarified, “start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.”  SEC Release No. 33-6932 (Apr. 13, 1992).

Although we are a start-up company with a limited operating history, our business plan is well formed.  As explained in our Registration Statement, specifically the sections entitled “Description of Business” and “Management’s Discussion and Analysis and Plan of Operations,” our business model involves offering discount sunglasses to the consumer public via our website.  Our website is operating and we have received and shipped sunglass orders through our website.  Our marketing plan is likewise in place and well formed.  As described in greater detail in the Registration Statement, our primary marketing channels to date have been through the social networking sites Twitter (http://twitter.com/DailyShades) and Facebook.  We also have retained an outside marketing firm to assist us in enhancing and developing our website and to assist us with “search engine optimization.”  We offer a “Daily Deal” feature through which our customers can purchase that day’s product offering at a price below the manufacturer’s suggested retail price and have been featured on several “deal of the day” websites which has generated traffic to our website.  As we have a specific business plan and no current intention to engage in a merger, acquisition or other form of business combination with another entity, we respectfully submit that we do not constitute a “blank check company.”

Front Cover Page of Prospectus, page 2

2.
Please limit the cover page to one page in length. Also revise your disclosure in plain English and limit the disclosure as required by Item 501 of Regulation S-K. Refer to Item 501(b) of Regulation S-K and Rule 421 of Regulation C.

We have revised our disclosure in accordance with the Staff's comment.  Please see page 2 of the Registration Statement.

3.
We note your disclosure that there is no arrangement to place funds in an escrow, trust or similar account. Please revise the prospectus cover page to describe the effect of this on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K. Please also provide similar disclosure in a separate risk factor and under the plan of distribution section.

We have revised our disclosure in accordance with the Staff's comment.  Please see pages 2, 8 and 24 of the Registration Statement.

4.
We note your disclosure that the selling security holders will offer their shares at $0.25 per share until your shares are quoted on the OTCBB. Please also revise your disclosure for the shares being offered by the company to clearly disclose that the shares will be sold at the fixed price of $0.25 per share for the duration of the offering. Please make the appropriate revisions on the front cover page of the prospectus, the summary and plan of distribution sections.

We have revised our disclosure in accordance with the Staff's comment.  Please see pages 2, 4 and 24 of the Registration Statement.

5.
Please clarify in the first paragraph under “Public Offering..” that the offering will continue until the earlier of the date all of the shares are sold or the expiration of 180 days, subject to an additional 180 day extension. Please make similar revisions under the summary and plan of distribution sections.

We have revised our disclosure in accordance with the Staff's comment.  Please see pages 2, 4 and 24 of the Registration Statement.

6.
Since your offering will be self-underwritten and there is no minimum amount of shares that must be sold, please remove the pricing and proceeds table and simply state that, since there is no minimum amount of shares that must be sold, the proceeds of the offering may be $0 to $950,000 after expenses. Also clearly disclose that, since there is no minimum amount of shares that must be sold, you may receive no proceeds or minimal proceeds from the offering.  Please also provide similar revisions under the use of proceeds section.

We have revised our disclosure in accordance with the Staff's comment.  Please see pages 2, 17 and 24 of the Registration Statement.

Prospectus Summary, page 5

7.	Please discuss your auditor's going concern opinion in the summary.

We have revised our disclosure in accordance with the Staff's comment.  Please see page 4 of the Registration Statement.

8.	We note that you have a subsidiary. Please revise your prospectus to discuss your corporate structure, including the relationship between you and your subsidiary.

We have revised our disclosure in accordance with the Staff's comment.  Please see page 4 of the Registration Statement.

Use of Proceeds page 18

9.	Please clarify how you will prioritize your use of proceeds if 25%, 50% and 75% of the proceeds are received.

We have revised our disclosure in accordance with the Staff's comment.  Please see pages 17-18 of the Registration Statement.

Dilution, page 21

10.
Please revise to disclose the per share amount of the increase in net tangible book value per share attributable to cash payments made by purchasers of the shares you are offering. Please refer to Item 506 of Regulation S-K.

We have revised our disclosure in accordance with the Staff's comment.  Please see page 20 of the Registration Statement.

11.
We note you have calculated dilution per share based on the number of shares outstanding as of June 30, 2010. Please revise your disclosure to clarify, if true, that your net tangible book value is also as of June 30, 2010.

We have revised our disclosure in accordance with the Staff's comment.  Please see page 20 of the Registration Statement.

Selling Security Holders, page 22

12.	Please disclose whether any of the entities offering shares for resale are broker dealers or affiliates of broker dealers.

We have revised our disclosure in accordance with the Staff's comment.  Please see pages 21-23 of the Registration Statement.

13.
Please disclose how the selling security holders acquired their shares.  If the shares being offered for resale were issued in connection with any private placements, please briefly describe the material terms of those transactions.

We have revised our disclosure in accordance with the Staff's comment.  Please see page 21 of the Registration Statement.

Plan of Distribution, page 24

14.
Please identify the directors and officers who will offer your shares in the primary offering and describe the process through which those individuals intend to offer the securities. Please also describe how each of these individuals satisfy the requirements of Exchange Act Rule 3a4-1.

We have revised our disclosure in accordance with the Staff's comment.  Please see page 24 of the Registration Statement.

Competition, page 32

15.	If your supplier, Snazzy Buy's, is a competitor in your business, please disclose.

We have revised our disclosure in accordance with the Staff's comment.  Please see page 32 of the Registration Statement.

Consolidated Statement of Stockholders' Equity. page F-5

16.
We read your disclosure on page 46 which states, "In 2010, we completed an offering of 219,000 shares of our common stock at a price of $0.25 per share to 25 investors, for total proceeds of approximately $54,750." Please reconcile this stock issuance to the 82,000 shares issued on your statement of stockholders’ equity for the period ended March 31, 2010.

The disclosure on page 46 of the Registration Statement filed on July 16, 2010 includes shares of common stock sold through May 21, 2010.  The Consolidated Statement of Stockholders’ Equity contained in the Registration Statement filed on July 16, 2010 reflects the shares sold through March 31, 2010.  Note 10 “Subsequent Events” of the Notes to the Consolidated Financial Statements contained in the Registration Statement filed on July 16, 2010 discloses the same information related to the sales of our common stock that is disclosed on page 46.   As such, sales of our common stock subsequent to March 31, 2010 are also included in disclosure on page 46 and in Note 10 “Subsequent Events.”  The following is a reconciliation of the sales of our common stock for the three month periods shown below:

Reconciliation	March 31, 2010	June 30, 2010	Total

Shares sold during period	82,000	135,000	217,000
Price Per Share	$0.25	$0.25	$0.25
Proceeds from sale of stock	$20,500	$33,750	$54,250

Further, the information included in the Registration Statement filed on July 16, 2010 contained an error in the number of shares issued overstating the total number of shares sold by 2,000 and the resultant error of $500 in proceeds from the sale of stock.  This error is corrected in the reconciliation above and in Amendment No. 1 to the Registration Statement.  The total number of shares issued and sold for this period and the related proceeds shown in the reconciliation above is reflected in the Consolidated Statement of Stockholders’ Equity and Note 6 “Equity Transactions” in the financial statements through June 30, 2010 included in the Amended Registration Statement.

Summary of Significant Accounting Policies, page F-8

Stock Based Compensation, page F-9

17.	Please revise to update your EITF reference to the appropriate FASB Accounting Standards Codification reference.

We have revised our reference to EITF issue 96-18 to FASB Accounting Standards Codification reference ASC 505-50-Equity Based Payments to Non-employees.  This is reflected in Note 3 “Summary of Significant Accounting Policies” to the consolidated financial statements through June 30, 2010 included with the Registration Statement.

Equity Transactions, page F-11

18.
You disclose in the fourth paragraph that you have entered into a month to month consulting agreement with the Tyler Ryan Group ("TRG") and you will compensate TRG $500 a month plus a one-time payment of 40,000 shares of common stock. First, please tell us and revise your disclosure to clarify how you recognized compensation associated with the issuance of stock given the month to month terms.  Second, please reconcile the disclosure here with the disclosure on page 45 which states you agreed to pay $500 per month, and as payment, issued 40,000 shares of common stock. Please revise your disclosure as appropriate.

Our Services Retainer Agreement with the Tyler Ryan Group (the “Services Agreement”) was intended to be for a one year term.  However, the original agreement executed between the parties reflected a month to month arrangement.  As such, the parties executed an Amendment to Services Retainer Agreement to reflect a one year term.  A copy of the Amendment to Services Agreement is attached as an exhibit to the Registration Statement.  In exchange for the services rendered under the Services Agreement, we pay the Tyler Ryan Group $500.00 a month.  In addition to this payment, upon execution of the Services Agreement we issued the Tyler Ryan Group 40,000 shares of our restricted common stock.  We recorded the fair value of the shares issued as a prepaid expense and will amortize the share based compensation expense over the service period.  The monthly payments of $500 are expensed monthly as incurred.  We have revised the Registration Statement, including Note 6 of the Notes to the Consolidated Financial Statements, to reflect the same.

19.	Please disclose your method for recognizing shares issued for legal services.

We paid $25,000 in cash and issued 200,000 shares of our common stock for legal services related to the preparation and filing of the Registration Statement.  The shares are fully vested and non-forfeitable and measured on the date the agreement for services was executed, December 23, 2009.  We accounted for these share-based payments to non-employees at the estimated fair value of the services to be received on the date the shares were issued.  The legal fees are for services related to the preparation and filing of the Company’s Registration Statement.  These services are included in prepaid expenses in Note 4 of the Notes to the Consolidated Financial Statements.  These services will be accounted for as a reduction of the proceeds from the sale of the Company’s common stock and charged to additional paid in capital upon the completion of an effective Registration Statement or charged to expense if the Registration Statement is not completed.  We have revised the Registration Statement to reflect this treatment.

20.
We note shares issued to non-employees on November 23 and December 17, 2009 were valued at $0.25 per share based on recent sales of common stock at this price, negotiations with vendors and estimated fair value of services received.  We also note that your sales of common stock were at $0.01 in 2009. Please revise your disclosure to clarify your method for estimating the fair value of the stock issued for services to be received. Please refer to FASB ASC 505-50-50. Further, please confirm to us that at the date the agreements were entered into for services to be performed, the measurement date for recognizing the shares issued was reached.

We apply the provisions of Statement 123(R) to the accounting for share-based payment transactions with non-employees.  However, for certain aspects of awards granted to non-employees, we use the authoritative guidance found in ASC 505-50 Equity Based Payments to Non-employees to determine, for instance, the measurement date for awards granted to non-employees.  When the fair value of goods or services received in a share-based payment transaction with non-employees is more reliably measurable than the fair value of the equity instruments issued, the fair value of the goods or services received shall be used to measure the transaction.  The criteria that is required to establish the measurement date for non-employee transactions differs from what is required to establish the grant date for employee transactions.  Accordingly, these two dates may not be the same. When fully vested, non-forfeitable equity instruments are issued at the date the grantor and grantee enter into an agreement for goods or services, then a measurement date has been reached.

The share-based payment awards to non-employees are based upon the estimated fair value of the services to be provided.  Compensation cost is recognized for these services in the same periods and in the same manner (capitalize or expense) as if the Company had paid cash for the services.  Fully vested non-forfeitable shares were issued on the date of the executed agreements with the respective service providers.  We confirm to you that at the dates of the agreements, the measurement date had been reached.

The sale of the Founders and other sales of common stock at $.01 represent working capital needed at the inception of the Company based upon our business plan.  Additional sales of our common stock were made at $0.25 per share to provide funds to prepare the Registration Statement, audit our financial statements and provide general working capital.  We have revised our disclosure to reflect that fair value of the services to be received is the basis upon which we recorded our share based payments.  See Note 3 and 10 of the Notes to the Consolidated Financial Statements for revisions to our disclosures.

Executive Compensation, page 41

21.
Please provide the dollar value for the 50,000 shares a year that Mr. Diaz will receive as your Chief Financial Officer and similarly the dollar value of the 30,000 shares a year that Mr. Ford will receive as a director.

We have revised our disclosure in accordance with the Staff's comment.  Please see page 41 of the Registration Statement.

Certain Relationships and Related Transactions, page 42

22.
Please revise the first paragraph to reflect that the related party transactions involve amounts that exceed the lesser of $120,000 or one percent of the average of your total assets at year end for the last two completed fiscal years. Refer to Item 404(d)(1) of Regulation S-K.

We have revised our disclosure in accordance with the Staff's comment.  Please see page 42 of the Registration Statement.

23.	In the fifth paragraph, please quantify the dollar amount of supplies purchased from Snazzy Buy's. Refer to Item 404(a)(3) of Regulation S-K.

We have revised our disclosure in accordance with the Staff's comment.  Please see page 42 of the Registration Statement.

Recent Sales of Unregistered Securities page 44

24.
We note your disclosure that you completed a private placement of common stock in 2010. However, Note 10, Subsequent Events, to your financial statements suggests that the offering is not closed. Please confirm that the private placement is closed and provide the specific dates of the private placement or advise.

The 2010 Common Stock Offering commenced on February 1, 2010 and closed on May 21, 2010.

25.	Please file the subscription agreements used for the private placements referenced under this heading as exhibits to your registration statement.

We have filed the form of subscription agreement for each of the 2009 and 2010 common stock offerings as exhibits to the Registration Statement.

Signatures, page 48

26.
The second set of signatures identifies the members of the board, but not the executive officers of the company. Please revise the second set of signatures reflecting that the registration statement has been signed by the persons in the capacities indicated to identify under the titles your principal executive officer, principal financial officer, controller or principal accounting officer and the directors.  Refer to instruction 1 under Signatures in Form S-1.

We have revised the signature page in accordance with the Staff’s comment.

Exhibit 5 — Legal Opinion of Bush Ross, P.A.

27.	Please revise the first paragraph to reflect the amount of shares being offered by the company and the amount of shares being offered for resale by the selling shareholders.

We filed a revised draft of the legal opinion of Bush Ross, P.A. addressing the Staff's comment.

28.	Please revise the second paragraph to change the S-X reference to S-K.

We filed a revised draft of the legal opinion of Bush Ross, P.A. addressing the Staff's comment.

29.	Please delete the last paragraph on page 1 since the assumptions are inapplicable or overly broad.

We filed a revised draft of the legal opinion of Bush Ross, P.A. addressing the Staff's comment.

30.
Please revise the second paragraph on page 2 to reflect that the shares "being offered by the company," when consideration shall have been received by the company "as contemplated by the registration statement," will be validly issued, etc. Also revise to this paragraph to reflect that the shares being offered for resale by the selling shareholders "are validly issued, fully paid and nonassessable," since these shares are currently outstanding.

We filed a revised draft of the legal opinion of Bush Ross, P.A. addressing the Staff's comment.

31.	Please delete the date limitation in the last paragraph or refile the opinion on the date you wish the registration statement to go effective.

We filed a revised draft of the legal opinion of Bush Ross, P.A. addressing the Staff's comment.

In providing the responses set forth in this letter, the Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments.  If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (813)-454 0130 or Joseph A. Probasco, Esq., Bush Ross, P.A., at (813) 224-9255.

Sincerely,

/s/ Sean M. Lyons
Sean M. Lyons
Chief Executive Officer

cc:          Joseph A. Probasco, Esq.
Bush Ross, P.A.

Michael G. Campbell, CPA
Meeks International, LLP